EXHIBIT 99.1
INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for the matter voted upon at the special meeting of shareholders of Intellipharmaceutics International Inc. (the “Company”) held on August 15, 2018 (the “Meeting”). The matter set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Information Circular of the Company dated July 6, 2018 (the "Management Proxy Circular"). The total number of shares represented in person or by proxy at the Meeting was 32,299,030 or 74.19% of the total issued and outstanding shares of the Company.

Description of Matter

Special resolution (the full text of which is set out in Schedule A of the Management Proxy Circular) (the “Share Consolidation Resolution”) authorizing and approving the filing of articles of amendment to consolidate the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the directors of the Company within a range between five (5) pre-consolidation common shares for one (1) post-consolidation common share and 15 pre-consolidation common shares for one (1) post-consolidation common share, all as more particularly described in the Management Proxy Circular.

Outcome of Vote

The shareholders approved the Share Consolidation Resolution. This vote was conducted by ballot. A copy of the scrutineer’s report on voting results is attached as Schedule A hereto.

DATED as of the 15th day of August, 2018.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Dr. Amina Odidi
                                                                                                   Dr. Amina Odidi
President and Chief Operating Officer

SCHEDULE A

INTELLIPHARMACEUTICS INTERNATIONAL INC.
SPECIAL MEETING OF SHAREHOLDERS
AUGUST 15, 2018

VOTING RESULTS

Resolution #1:

By way of ballot, the Chairman declared that the shareholders ratified the approval of the special resolution the full text of which is set out in Schedule A of the accompanying the management information circular prepared for the Meeting (the "Management Proxy Circular") authorizing and approving the filing of articles of amendment to  consolidate the issued and outstanding common shares of the Company on the basis of a consolidation ratio to be selected by the directors of the Company as more particularly described in the Management Proxy Circular

Proxies Tabulated:
For:	25,410,823	78.67%
Against:	6,888,207	21.33%
Total:	32,299,030	100.00%

DATED this 15th day of August, 2018.

AST TRUST COMPANY (CANADA)

(signed) Christopher de Lima
Christopher de Lima

(signed) Helen Kim
Helen Kim